iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

November 12, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Ryan Rohn

Re:           iVoice, Inc.
Form 10-K for the Year ended December 31, 2009
Filed April 13, 2010
File No. 000-29341

Dear Mr. Rohn:

We have reviewed your comment carefully, and have set forth below is our response to your September 27, 2010 letter.

Form 10-K for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1. We are considering your response to our prior comment number 1. Please provide us with a more detailed analysis that you determined that B Green Innovations is a variable interest equity. In your response, provide us with your identification of the holders of the equity investment at risk, your assessment as to whether the equity is considered at risk, and your assessment of the five characteristics of a variable interest equity. Also provide us with a more qualitative analysis that you determined that you are the primary beneficiary of B Green Innovations. Refer to ASC 810.

iVoice, Inc.’s equity investment in B Green Innovations, Inc. in the form of preferred stock is an equity investment at risk pursuant to ASC 810-10. It is a variable interest that absorbs the variability associated with changes in the entity’s net asset value. iVoice Inc. has a controlling interest in B Green Innovations, inc. inasmuch as iVoice has provided all the funding to B Green Innovations, Inc. as well as providing it with management support. As such, we considered iVoice as the primary beneficiary of B Green Innovations, Inc.

The total equity interest of iVoice, Inc. in B Green is at risk. The total investment is not sufficient to finance all activities without additional financial support or a significant increase in business activities. iVoice, Inc. also has the power to direct the activities of B Green that impact B Green’s performance as a result of the common management. iVoice has the right to receive benefits in the form of dividends that could potentially be significant to B Green.

iVoice’s investment is protected from absorbing the entity’s losses by virtue of the fact that B Green is a corporation.

Future filings will include a brief description that summarizes the significant the reasons why B Green Innovations, Inc. is considered a variable interest equity.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Jerome Mahoney
Jerome Mahoney
President, Chief Executive
Officer and Chief Financial
Officer